Exhibit 99.1

Volatus Aerospace Selects Draganfly for Transformative Oil & Gas Exploration Pilot Project Using Volatus’ Advanced Bathymetric LiDAR Technology

Volatus also signs with Draganfly as a value-added reseller with a focus on strategic collaboration aiming to enhance efficiency, foster innovation, and unlock new growth opportunities in high-potential energy markets.

Saskatoon, SK—January 16, 2025 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an industry leader in drone technology and systems developer, is pleased to announce a strategic collaboration with Volatus Aerospace (TSXV:FLT) (OTCQX:TAKOF) (FRANKFURT: ABB), a global provider of aerial solutions. This collaboration will address the growing demand for precision data acquisition in energy markets by integrating Volatus’ advanced Bathymetric sensor technology with Draganfly’s Heavy Lift Drone.

Draganfly’s Heavy Lift Drone, known for its ability to carry substantial payloads and operate with extended flight durations, combined with Volatus Aerospace’s Bathymetric LiDAR solutions, will enable precise mapping of underwater environments critical for oil and gas exploration. The integrated system will be utilized in pilot projects and demonstrations to showcase its advanced capabilities. These initiatives reflect both companies’ commitment to innovation and to addressing critical industry challenges in a responsible and efficient manner.

With the global offshore oil and gas exploration market expected to grow significantly, reaching over $104 billion by 2030 (source: Mordor Research), this collaboration positions Draganfly and Volatus Aerospace to deliver innovative drone-enabled solutions that enhance operational efficiencies while reducing costs for clients in the energy sector.

“Unlocking New Growth Opportunities”

Under the terms of the agreement, Volatus Aerospace will operate as an OEM approved dealer of Draganfly’s robust portfolio of multi-use UAV platforms, including the Heavy Lift Drone, Commander 3XL, and Apex Drones. These NDAA compliant drones will enrich Volatus’ current offerings, enabling more selection for its clients.

“We are excited to collaborate with Volatus Aerospace to extend the reach of our Heavy Lift Drone into new markets,” said Cameron Chell, CEO of Draganfly. “This collaboration reinforces Draganfly’s focus on providing compliant, secure, and innovative drone systems to meet the evolving needs of high-growth sectors like energy and logistics.”

“This collaboration underscores our shared commitment to driving innovation in the oil and gas exploration industry,” said Glen Lynch, CEO of Volatus Aerospace. “The collaboration brings together our expertise in UAV technology and Draganfly’s proven platforms, enabling us to offer cutting-edge solutions that address industry challenges and deliver exceptional value to our clients.”

The partnership between Draganfly and Volatus Aerospace marks a significant step forward for both companies as they aim to capture a share of the expanding multi-billion-dollar UAV and energy markets. Through pilot programs, product demonstrations, and strategic deployments, the collaboration is expected to open new revenue streams while reinforcing the commitment of both organizations to creating value for shareholders.

About Volatus Aerospace:

Volatus Aerospace is a leader in innovative global aerial solutions for intelligence and cargo. With deep technological and subject matter expertise and over 100 years’ worth of combined institutional knowledge in aviation, Volatus provides meaningful aerial solutions for end users across various industries using both piloted and remotely piloted aircraft systems (RPAS or drones). We are committed to enhancing operational efficiency, safety, and sustainability through innovative, real-world aerial solutions.

About Draganfly:

Draganfly Inc. is a pioneer in drone technology and systems, providing quality, cutting-edge UAV solutions, software, and AI systems to revolutionize operations across public safety, agriculture, industrial inspections, defense, and surveying. With over 24 years of innovation, Draganfly is recognized for its commitment to ingenuity, first-class service, and the ability to save time, money, and lives.

For more information on Draganfly, please visit www.draganfly.com.

Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This news release contains statements that constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs, and current expectations of the Company with respect to future business activities and operating performance. Often, but not always, forward-looking information and forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the foregoing) be taken, occur, be achieved, or come to pass. Forward-looking information includes information regarding: the anticipated effects of the collaboration; anticipated uses of the integrated system; the growth of the global offshore oil and gas exploration market; the obligations of each party under the terms of the agreement referenced herein; the business plans and expectations of the Company; and expectations for other economic, business, and/or competitive factors. Forward-looking information is based on currently available competitive, financial, and economic data and operating plans, strategies, or beliefs of management as of the date of this news release, but involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors may be based on information currently available to the Company, including information obtained from third-party industry analysts and other third-party sources, and are based on management’s current expectations or beliefs. Any and all forward-looking information contained in this news release is expressly qualified by this cautionary statement. Investors are cautioned that forward-looking information is not based on historical facts but instead reflects expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Forward-looking information and forward-looking statements reflect the Company’s current beliefs and is based on information currently available to it and on assumptions it believes to be not unreasonable in light of all of the circumstances. In some instances, material factors or assumptions are discussed in this news release in connection with statements containing forward-looking information. Such material factors and assumptions include, but are not limited to: the anticipated benefits and revenues of the agreement to the Company; the commercialization of the proposed integrated system; the development of the growth of the oil and gas exploration market; Volatus Aerospace meeting the continued listing requirements of the TSXV and the Company meeting the continued listing requirements of the Canadian Securities Exchange and the Nasdaq; and including, but not limited to, those factors set forth in the Company’s and Volatus Aerospace’s most recent filings with securities regulations in Canada on the SEDAR+ website at www.sedarplus.ca. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. The forward-looking information contained herein is made as of the date of this news release and, other than as required by law, the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

None of the Canadian Securities Exchange, the TSXV, or the Nasdaq accepts responsibility for the adequacy or accuracy of this news release.